Contacts:

Patty Kehe
Dynasil Corporation of America
Phone: (607) 272-3320, ext. 26
Email: pkehe@dynasilcorp.com

David Calusdian
Executive Vice President and Partner
Sharon Merrill
617.542.5300
DYSL@InvestorRelations.com

Dynasil Corporation Reports 8% Revenue Growth
in Third Quarter of Fiscal 2011

Company Plans Dual-Mode Radiation Detector Revenue in FY 2012

Announces Planning Initiative to Focus Commercialization Efforts

Watertown, Mass., August 15, 2011 – Dynasil Corporation of America (NASDAQ: DYSL) today announced financial results for the fiscal 2011 third quarter ended June 30, 2011.

Revenue for the third quarter of fiscal 2011 was $12.2 million, an increase of 8% from revenue of $11.3 million for the third quarter of fiscal 2010.  Net income was $1 million, or 7 cents per diluted share, up from $0.7 million, or 5 cents per diluted share, in the third quarter of 2010.

Revenue for the nine months ended June 30, 2011 was $35.9 million, an increase of 14.0% from revenue of $31.5 million for the same period in 2010.  Net Income for the nine months ended June 30, 2011 was $1,798,073, or $0.12 in basic earnings per share, compared to $1,974,713, or $0.13 in basic earnings per share, for the comparable period ended June 30, 2010.

“We reported another quarter of strong year-over-year revenue growth, fueled by increases in both our Contract Research and Products & Instruments segments,” said Dynasil President Steven Ruggieri.   “Due to the significant investments we are making to build shareholder value for the long-term, selling, general and administrative expenses increased by 44% in the quarter. In addition, during the quarter, Dynasil was successful in qualifying for U.S. Research & Experimentation Tax Credits totaling approximately $1.0 million.  Overall results for the quarter showed a 41% increase in net income.”

Income from operations in the 2011 period includes $583,000 in costs related to the initial operation of Dynasil Biomedical Corp., the startup of the dual mode detector initiative, a study to determine Dynasil’s qualification for U.S. Research & Experimentation Tax Credits and transition of the Company’s executive management.  In addition to the costs mentioned above, net income includes approximately $1,045,000 in U.S. Research & Experimentation Tax Credits for the years 2009 and 2010.

“During the quarter we made excellent progress toward the commercialization of our dual mode radiation detectors,” added Ruggieri. “Delivery is underway of our dual mode detectors to OEM customers for beta testing, and we expect to begin to produce revenue from this program in fiscal year 2012, marking a key milestone for Dynasil.  We see a broad set of addressable market opportunities for our dual-mode products.  Applications include detection of nuclear bombs and materials at ports and border checkpoints, and radiation detection at nuclear energy facilities.”

“The dual-mode radiation detectors are one example of how Dynasil has taken great strides in transitioning from a largely research-based organization to a more commercial enterprise,” said Ruggieri.  “Commercialization of technology from our extensive research and development portfolio and acquisitions are expected to be the key drivers of our future growth, and we plan to continue to invest in these growth opportunities.  The Company is actively exploring commercialization opportunities in thin film digital x-rays, sensors for non destructive testing and radiation dosimeters based on technologies developed at our RMD (Radiation Monitoring Devices, Inc.) subsidiary.  While still early, many of the technologies being explored within our biomedical opportunity also have exciting market potential.”

“Our mission is to accelerate this commercial transition by identifying and dedicating the necessary resources to those opportunities that have the greatest potential for profitable growth,” Ruggieri continued.  “To do so, we are working on a long-range business plan that includes a focus on rationalizing our research and commercialization efforts.  This plan, which we will roll out in fiscal year 2012,  will streamline our businesses to position Dynasil for continued profitability and increased  shareholder value for the long-term.”

Conference Call Information
Dynasil Corporation will host a conference call for investors and analysts tomorrow, Tuesday, August 16, 2011 at 5:00 p.m. ET.  On the call will be Dynasil President Steven Ruggieri, Chief Financial Officer Richard Johnson and Chairman Peter Sulick. Those who wish to listen to the conference call and view presentation slides should visit the Investor Information section of the Company’s website at www.dynasilcorp.com. The call also may be accessed by dialing (877) 407-5790 or (201) 689-8328.  For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil
Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures detection and analysis technology, precision instruments and optical components for the homeland security, industrial and biomedical markets.  Combining world-class technology with expertise in research and materials science, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications, probes for medical imaging and sensors for non-destructive testing.  Through its Dynasil Biomedical unit, the Company is developing early stage opportunities for the biomedical technology area.  Dynasil has an impressive and growing portfolio of issued and pending U.S. patents.  The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasilcorp.com.

Safe Harbor
This news release may contain forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act.  These statements about our expectations, beliefs, plans, designs, objectives, prospects, financial condition, assumptions or future events or performance, including, but not limited to: the Company’s plans to deliver its dual mode detectors to OEM customers for beta testing with early adopters and begin to produce revenue in fiscal year 2012; the expectation that commercialization of technology from the Company’s extensive research and development portfolio and acquisitions are expected to be the key drivers of future growth; Dynasil’s plan to continue to invest in these growth opportunities; the Company’s expectation that it will introduce a long-range business plan in fiscal year 2012 that will position Dynasil for continued profitability and build shareholder value for the long-term; the future markets and demand for our products; new research and development initiatives; commercialization opportunities for Dynasil Biomedical; and potential acquisition activities are forward-looking statements that involve a number of risks and uncertainties.  Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, as well as in the Company's other Securities and Exchange Commission filings.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets
	30-Jun	30-Sep
	2011	2010
ASSETS	(Unaudited)
Current assets
Cash and cash equivalents	$4,644,397	$4,111,966
Accounts receivable, net	5,812,716	6,360,583
Inventories	3,074,760	3,097,219
Cost in excess of billings	-0-	135,157
Deferred tax asset	485,903	598,335
Prepaid income taxes	118,155	166,231
Prepaid expenses and other current assets	568,832	453,418
Total current assets	14,704,763	14,922,909

Property, Plant and Equipment, net	4,708,973	3,953,319
Other Assets
Intangibles, net	6,223,534	6,671,149
Goodwill	13,446,382	13,591,287
Deferred tax asset	613,136	-0-
Deferred financing costs, net	160,634	190,568
Total other assets	20,443,686	20,453,004

Total Assets	$39,857,422	$39,329,232

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,868,531	$1,870,779
Accounts payable	1,478,694	1,482,250
Accrued expenses and other liabilities	1,978,219	2,177,743
Contingent consideration	279,600	-0-
Deferred tax liability	163,322	91,100
Dividends payable	-0-	131,400
Total current liabilities	5,768,366	5,753,272

Long-term Liabilities
Long-term debt, net	9,440,477	10,833,334
Contingent consideration	-0-	750,000
Total long-term liabilities	9,440,477	11,583,334

Temporary Equity	2,000,000	2,000,000

Stockholders' Equity	22,648,579	19,992,626

Total Liabilities and Stockholders' Equity	$39,857,422	$39,329,232

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Net revenue	$12,153,175	$11,294,868	$35,896,030	$31,494,960
Cost of revenue	7,012,611	6,562,323	21,136,257	18,669,123
Gross profit	5,140,564	4,732,545	14,759,773	12,825,837
Selling, general and administrative expenses	4,911,288	3,399,584	12,978,126	9,311,918
Income from operations	229,276	1,332,961	1,781,647	3,513,919
Interest expense, net	148,563	142,578	461,916	457,007
Income before income taxes (benefit)	80,713	1,190,383	1,319,731	3,056,912
Income taxes (benefit)	(946,165)	462,737	(478,342)	1,082,199
Net income	$1,026,878	$727,646	$1,798,073	$1,974,713

Net Income	$1,026,878	$727,646	$1,798,073	$1,974,713
Foreign currency translation, net of $72,222
and $ -0- income taxes in 2011 and 2010	47,118	-0-	185,712	-0-
Total comprehensive income	$1,073,996	$727,646	$1,983,785	$1,974,713

Net income	$1,026,878	$727,646	$1,798,073	$1,974,713
Dividends on preferred stock	-0-	131,400	116,646	406,033
Net income applicable to common stockholders	1,026,878	596,246	1,681,427	1,568,680
Dividend add back due to preferred stock conversion	-0-	131,400	116,646	406,033
Net income for diluted income per common share	$1,026,878	$727,646	$1,798,073	$1,974,713

Basic net income per common share	$0.07	$0.05	$0.12	$0.13
Diluted net income per common share	$0.07	$0.05	$0.12	$0.13

Weighted average shares outstanding
Basic	15,394,811	12,610,116	14,448,875	12,315,532
Diluted	15,748,591	14,982,382	14,802,655	14,687,798